UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K

         [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
        OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 31, 1998

                               OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from....................to.....................

                 Commission file number 0-15105


                  A.  Full title of the plan:

Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan

B.  Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

              Scott & Stringfellow Financial, Inc.
                      909 East Main Street
                    Richmond, Virginia 23219




















              SCOTT & STRINGFELLOW FINANCIAL, INC.
                  EMPLOYEE STOCK PURCHASE PLAN

                             INDEX




 FINANCIAL STATEMENTS

     Independent Auditors' Report                                 3

     Statements of Financial Condition -
           December 31, 1998 and 1997                             4

     Statements of Income and Changes in Plan Equity
           Years ended December 31, 1998, 1997, and 1996          5

      Notes to Financial Statements                               6

      Signatures                                                  9

      Exhibit 23 - Consent of Independent Auditors

























Independent Auditors' Report


Administrative Committee
Scott & Stringfellow Financial, Inc.
  Employee Stock Purchase Plan:


We have audited the accompanying statements of financial condition of the Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan as of December 31, 1998 and 1997, and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

As discussed in note 1 to the financial statements, the Board of Directors of Scott & Stringfellow Financial, Inc., the Plan's administrator, voted to terminate the plan; accordingly, all assets of the Plan were distributed to participants on November 2, 1998.


                                     KPMG LLP



Richmond, Virginia
January 13, 1999









SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition

December 31, 1998 and 1997


                                                     1998           1997
ASSETS

Investment - 231,150 shares of
  Scott & Stringfellow Financial, Inc.
  common stock, at fair value
   (cost of $2,319,077)                         $      -         $ 5,894,325
Cash in trust                                          -               7,523
Dividends and interest receivable                      -              19,693
Receivable from Scott & Stringfellow
  Financial, Inc. (note 3)                             -               1,328

  Total assets                                  $      -         $ 5,922,869

PLAN EQUITY

Plan equity                                     $      -         $ 5,922,869




See accompanying notes to financial statements.





















SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity

Years ended December 31, 1998, 1997 and 1996



                                                     1998     1997     1996

Investment income:

Dividend income on Scott & Stringfellow
 Financial, Inc. common stock                $    43,511      74,322     74,310
Interest                                           9,321       8,693      4,483
Increase (decrease) in unrealized appreciation
 in fair value of Scott & Stringfellow
 Financial, Inc. common stock (note 4)        -3,575,248   2,313,440    886,030
Realized gains on sales and distributions
 of investments in Scott & Stringfellow
 Financial, Inc. common stock (note 5)         4,057,477   1,057,923     72,778

        Total investment income                  535,061   3,454,378  1,037,601

Participant contributions                        794,537   1,027,942    825,364

Participant withdrawals                       -7,252,467  -1,945,148   -218,912

     Net increase (decrease) in
      plan equity                             -5,922,869   2,537,172  1,644,053

Plan equity - beginning of year                5,922,869   3,385,697  1,741,644

Plan equity - end of year                    $        -    5,922,869  3,385,697



See accompanying notes to financial statements.















SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 1998 and 1997


(1)   Description of the Plan and Significant Accounting Policies

(a) General

The Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan (the
Plan) covers all full time and some qualified part-time employees (Participants) of Scott & Stringfellow Financial, Inc. (the Company) and its subsidiaries. The Company believes that the Plan is not presently subject to the provisions of the Employee Retirement Income Security Act of 1974.
The Plan is administered by a committee appointed by the Board of Directors of Scott & Stringfellow Financial, Inc. (Administrative Committee). The trustee of the plan is Mellon Bank, N.A. (Trustee). The Trustee may acquire share of Company stock from the Company or, if directed by the Administrative Committee, by purchases on the open market. The Company has reserved 441,000 shares of its common stock for issuance and purchase by employees under the Plan. During 1998, the Administrative Committee voted to terminate the plan. Accordingly, all assets of the Plan were distributed to participants on November 2, 1998.

(b) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, interest and dividend income are recognized as earned; plan contributions and withdrawals are recognized when incurred;
and realized gains or losses on sales and distributions of investments and unrealized appreciation or depreciation of investments are recognized as they occur.

(c)Investments

Marketable investments, including the Plan's investment asset, common stock of Scott & Stringfellow Financial, Inc., are stated at estimated fair value as determined by the Plan's Trustee (generally based upon quoted market prices). Purchases and sales of investments are recorded as of the trade date. The cost of investments sold or distributed from each Participant's account is based on the first-in, first-out method.

(d) Federal Income Taxes

The Plan is intended to qualify as an employee stock purchase plan under section 423 of the Internal Revenue Code of 1986, as amended (Section 423). Under Section 423, neither the Plan nor its participants will incur federal income tax as a result of purchasing Scott & Stringfellow Financial, Inc. common stock under the Plan at not less than 85% of fair market value. Interest and dividend income of the Plan allocated to the Participants is taxed directly to the Participants. Participants disposing of the common stock acquired under the Plan will recognize capital gain or loss and may also have ordinary income under the circumstances specified by Section 423.

(e) Use of Estimates

Generally accepted accounting principles require management to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

(2) Summary of Significant Provisions of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) Contributions

Participants may contribute a minimum of $75 per calendar quarter and a maximum of 15% of quarterly base compensation, subject to the annual purchase limitation of Section 423. During 1998, this limitation was $25,000. All Participant contributions, including reinvestment of dividend and interest income, are invested in the common stock of Scott & Stringfellow Financial, Inc. at 85% of the fair value, as defined, of the shares on each investment date, which is the last business day of each calendar quarter on which shares of the common stock are traded over-the-counter. Company contributions are made to the Plan equal to the difference between Participant contributions and the purchase price of Scott & Stringfellow Financial, Inc. common stock when shares are purchased in the open market. There were no Company contributions in 1998, 1997 and 1996.

(b) Participant Accounts

Each Participant's account (the Account) is credited with an allocation of shares purchased with the Participant's and Company's contributions and reinvested dividend and interest income allocable to the shares maintained in
the Participant's Account.   Participants are immediately 100% vested in their
Account.   Immediately prior to liquidation, there were 258 employees participating in the plan.

(c)Withdrawals and Sales

Participants may withdraw from the Plan at any time and may direct the Trustee to either sell or withdraw the shares held in their Account. Participants may make partial withdrawals once per calendar year. Proceeds of shares sold, less expenses of the sale and any required income tax withholding, are remitted to the withdrawing Participant.

(d) Plan Termination

The Plan shall terminate when there are no remaining shares of the Company's common stock reserved for the Plan or at any time at the discretion of the Company's Board of Directors (see note 1).


(3) Receivable From Scott & Stringfellow Financial, Inc.

The amount receivable from Scott & Stringfellow Financial, Inc. at December 31, 1997 totaling $1,328 represents the amount due as a result of sales of shares of Scott & Stringfellow Financial, Inc. common stock by Participants.


(4) Unrealized Appreciation in Fair Value of Investments

During 1998, 1997 and 1996, the Plan's investment in Scott & Stringfellow Financial, Inc. common stock appreciated or depreciated as follows:

                                                 Year ended December 31,
                                                  1998      1997      1996
Unrealized appreciation, end of year         $       -   3,575,248   1,261,808
Unrealized appreciation, beginning of year    3,575,248  1,261,808     375,778

Increase (decrease)in unrealized
 appreciation                                 -3,575,248 2,313,040     886,030

Unrealized appreciation includes the increase in value to Participants as a result of the purchase of shares at 85% of fair value.

(5)  Realized Gains on Sales and Distributions

The aggregate cost and proceeds/fair value relating to realized gains on Scott & Stringfellow Financial, Inc. common stock were as follows:

                                        Proceeds/fair
                                      value at date of                Realized
                                     sale/distribution       Cost        gains

Year ended December 31, 1998:

Sale of common stock                    $   105,665         43,690      61,975
Distribution of common stock to
 Participants                             6,940,943      2,945,441   3,995,502
 Total                                  $ 7,046,608      2,989,131   4,057,477


Year ended December 31, 1997:

Sale of common stock                    $   126,634         61,158      65,476
Distribution of common stock to
 Participants                             1,587,760        595,313     992,447
 Total                                  $ 1,714,394        656,471   1,057,923


Year ended December 31, 1996:

Sale of common stock                    $   204,075        147,371      56,704
Distribution of common stock to
 Participants                                90,567         74,493      16,074
 Total                                  $   294,642        221,864      72,778

(6)  Administrative Expenses

Under the Plan, expenses incurred in the purchase of shares and the expenses of the Trustee are payable by the Company. Expenses incurred in the sale of shares for a withdrawing participant are netted from the proceeds of such sale. All other administrative expenses of the Plan are the responsibility of the Plan. However in 1998, 1997 and 1996, the Company elected to pay for all administrative expenses of the Plan.


SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

By:                                               Date:

/s/Diann D. Fox                                   February 18, 1999
Diann D. Fox
Plan Administrator